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                             April 14, 2021

       Jianhui Ye
       Chief Executive Officer
       EZGO Technologies Ltd.
       Building A, Floor 2,
       Changzhou Institute of Dalian University of Technology
       Science and Education Town
       Wujin District, Changzhou City
       Jiangsu, China 213164

                                                        Re: EZGO Technologies
Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted April 8,
2021
                                                            CIK 0001806904

       Dear Mr. Ye:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eiko
Yaoita Pyles at 202-551-3587 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing